09012007

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 26 2009

Washington, DC
120

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 000-52267

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Polonia Bank Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Polonia Bancorp
3993 Huntingdon Pike
Huntingdon Valley, PA 19006

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The Polonia Bank Retirement Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Pursuant to Section 103(c) of ERISA and the regulations thereunder, the Plan is not required to file audited financial statements because the Plan has fewer than 100 participants. Attached hereto as Appendix I is a copy of the Plan's Summary Annual Report and Schedule I to the Form 5500.

APPENDIX I
FORM 5500 SCHEDULE I AND SUMMARY ANNUAL REPORT

SCHEDULE I (Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only
OMB No. 1210-0110
2008
This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning 01/01/2008 , and ending 12/31/2008 ,

A Name of plan
POLONIA BANK 401(K)

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
POLONIA BANK

D Employer Identification Number
23-1692415

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

		(a) Beginning of Year	(b) End of Year
1 Plan Assets and Liabilities:			
a Total plan assets	1a	2626481	1872895
b Total plan liabilities	1b	11084	11084
c Net plan assets (subtract line 1b from line 1a)	1c	2615397	1861811
2 Income, Expenses, and Transfers for this Plan Year:		**(a) Amount**	**(b) Total**
a Contributions received or receivable			
(1) Employers	2a(1)	104133	
(2) Participants	2a(2)	78984	
(3) Others (including rollovers)	2a(3)	12146	
b Noncash contributions	2b	0	
c Other income	2c	-714016	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		-518753
e Benefits paid (including direct rollovers)	2e	229016	
f Corrective distributions (see instructions)	2f	0	
g Certain deemed distributions of participant loans (see instructions)	2g	0	
h Other expenses	2h	5817	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		234833
j Net income (loss) (subtract line 2i from line 2d)	2j		-753586
k Transfers to (from) the plan (see instructions)	2k		0

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	

2 0 0 8 6 1 0 1 0 1

Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		118388
e	Participant loans	3e	X		50382
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e		X	
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

2 0 0 8 6 1 0 2 0 J

SUMMARY ANNUAL REPORT
for
POLONIA BANK 401(k)

This is a summary of the annual report for POLONIA BANK 401(k), 23-1692415/001 for 01/01/2008 through 12/31/2008. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by insurance and trust. Plan expenses were $234,833. These expenses included $229,016 in benefits paid to participants and beneficiaries, and $5,817 in other expenses. A total of 35 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $1,861,811 as of 12/31/2008, compared to $2,615,397 as of 01/01/2008. During the plan year the plan experienced a decrease in its net assets of ($753,586). This decrease includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of ($518,753), including employer contributions of $104,133, employee contributions of $78,984, and earnings from investments of ($714,016).

The U.S. Department of Labor's regulations require that an independent qualified public accountant audit the plan's financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the period covered by this Summary Annual Report and therefore has not had an audit performed. Instead, the following information is provided to assist you in verifying that the assets reported in the Form 5500 were actually held by the plan.

As of the last day of the period covered by this Summary Annual Report, the plan had:
$6,754 in securities held by UBS FINANCIAL SERVICES
$118,388 in shares issued by POLONIA BANCORP STOCK

The plan receives year-end statements from these regulated financial institutions that confirm the above information. The remainder of the plan's assets were Qualifying Employer Securities, loans to participants, held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually.

Plan participants and beneficiaries have a right, on request and free of charge, to get copies of the financial institution year-end statements and evidence of the fidelity bond. If you want to examine or get copies of the financial institution year-end statements or evidence of the fidelity bond, please contact Polonia Bank, who is Plan Administrator at 3993 Huntingdon Pike, Huntingdon Valley, PA, 19006, (215) 938-8800

If you are unable to obtain or examine copies of the regulated financial institution statements or evidence of the fidelity bond, you may contact the regional office of the U.S. Department of Labor's Employee Benefits Security Administration (EBSA) for assistance by calling toll-free 1-866-444-EBSA (1-866-444-3272). A listing of EBSA regional offices can be found at www.dol.gov/ebsa. General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor web site at www.dol.gov/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:
1. Insurance information including sales commissions paid by insurance carriers;
2. Information regarding any common or collective trusts, pooled separate accounts, master trusts or 103 - 12 investment entities in which the plan participates;

To obtain a copy of the full annual report, or any part thereof, write or call the office of Polonia Bank, who is Plan Administrator at 3993 Huntingdon Pike, Huntingdon Valley, PA, 19006, (215) 938-8800. The charge to cover copying cost will be $26.00 for the full annual report, or $2.00 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, if any, or a statement of income and expenses of the plan and accompanying notes, if any, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes, if any, will be included as part of that report. The charge to cover copying costs given above does not include a charge for copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan at 3993 Huntingdon Pike, Huntingdon Valley, PA, 19006 and at the US Department of Labor in Washington DC, or obtain a copy from the US Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, US Department of Labor, 200 Constitution Avenue, NW, Washington DC 20210.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 17, 2009

Polonia Bank Retirement Plan

By: ______________________
Anthony J. Szuszczewicz
Trustee

By: ______________________
Paul D. Rutkowski
Trustee